Exhibit 99.1

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, W. Edmund Clark, Group President and Chief Executive Officer of The Toronto-Dominion Bank, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of The Toronto-Dominion Bank (the "issuer") for the interim period ended April 30, 2013.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

5.2  N/A

5.3  N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1, 2013 and ended on April 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:  May 23, 2013

/s/ W. Edmund Clark
W. Edmund Clark
Group President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Colleen Johnston, Group Head Finance, Sourcing and Corporate Communications and Chief Financial Officer of The Toronto-Dominion Bank, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of The Toronto-Dominion Bank (the "issuer") for the interim period ended April 30, 2013.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

5.2  N/A

5.3  N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1, 2013 and ended on April 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:   May 23, 2013

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance, Sourcing and Corporate Communications
and Chief Financial Officer